Joseph C. Theis, Jr. 617-570-1928 jtheis@goodwinprocter.com	Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

July 13, 2015

VIA EDGAR AND FEDERAL EXPRESS

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention:  Jeffrey P. Riedler

Re:	Neos Therapeutics, Inc.
Registration Statement on Form S-1
Filed June 19, 2015
File No. 333-205106

Ladies and Gentlemen:

This letter is confidentially submitted on behalf of Neos Therapeutics, Inc. (the “Company”) in response to the June 29, 2015 comment letter (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form S-1 which was filed with the Commission on June 19, 2015, File No. 333-205106 (as amended, the “Registration Statement”).  Concurrently with this letter, the Company is filing with the Commission Amendment No. 2 to the Registration Statement (the “Amendment”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with a response below the comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter.  Unless otherwise indicated, page references in the descriptions of the Staff’s comment refer to the Registration Statement, and page references in the responses refer to the Amendment.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amendment.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.  In addition to filing this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and the Registration Statement (marked to show changes from the Registration Statement).

Notes to Consolidated Financial Statements

Note 20. Subsequent Events, page F-39

Mr. Jeffrey Riedler

United States Securities and Exchange Commission

July 13, 2015

1.            Please revise your disclosures throughout the filing with regards to the number of tranches received and remaining available under the Loan and Security Agreement. For example, disclosures are inconsistent at page 72, F-26, and F-39 as to if the draw-down on June 10, 2015 is the third or fourth tranche, and how many tranches remain available under the agreement.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 73, F-27, and F-40 of the Amendment.

* * * *

We and the Company appreciate the Staff’s attention to the review of the Registration Statement. Please do not hesitate to contact me at: (617) 570-1928 if you have any questions regarding this letter or the Registration Statement.

Sincerely,

/s/ Joseph C. Theis, Jr.

Joseph C. Theis, Jr.

Goodwin Procter LLP

cc:                              Vipin Garg, President, Chief Executive Officer and Director, Neos Therapeutics, Inc.
Mitchell S. Bloom, Goodwin Procter LLP